UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11 )*

Arbinet-thexchange, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
03875 P100
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
September 3, 2008
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	03875 P100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		4,087,673

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,087,673

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,087,673

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%

14	TYPE OF REPORTING PERSON

IN

Amendment No. 11
Introduction
This constitutes Amendment No. 11 to the statement on Schedule 13D, filed on behalf of Karen Singer (“Ms. Singer” and/or the “Reporting Person”), dated March 16, 2007, as amended (the “Statement”), relating to the common stock (the “Common Stock”) of Arbinet-thexchange, Inc., a Delaware corporation (the “Issuer” or “Arbinet”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated as follows:
Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Issuer reported above were purchased by funds generated and held by Trust. The aggregate amount of funds used for the purchase of these shares was approximately $19,585,249.00.
Item 4. Purpose of the Transaction.
Items 4 of the Statement is hereby amended and restated in its entirety as follows:
     The shares of the Issuer covered by this Schedule 13D were acquired for investment purposes. Ms. Singer has previously disclosed the following:
•	On March 19, 2007, Ms. Singer submitted notice (the “Notice”) to the Issuer, in accordance with the requirements of Issuer’s Second Amended and Restated By-laws and/or the procedures outlined in the Issuer’s most recent proxy statement, dated May 3, 2006, that would enable Ms. Singer to nominate Mr. Shawn O’Donnell, Ms. Jill Thoerle and Mr. Stanley Kreitman to be elected to the Board of Directors of the Issuer (the “Board”).

•	On July 13, 2007, Ms. Singer entered in to a Settlement and Standstill Agreement, dated as of July 13, 2007 by and among Arbinet, the Singer Children’s Family Trust, Ms. Singer, and Gary Singer (the “Standstill Agreement”). Pursuant to the terms of the Standstill Agreement, on July 13, 2007, Arbinet increased the size of the Board from six to nine members and appointed Mr. O’Donnell and Ms. Thoerle to the Board as Class III directors, with terms expiring at the 2007 Annual Meeting of Stockholders, and Mr. Kreitman to the Board as a Class II director, with a term expiring at the 2009 Annual Meeting of Stockholders. Arbinet also agreed to nominate Michael J. Ruane, a current Class III director, Mr. O’Donnell, and Ms. Thoerle (collectively, the “2007 Nominees”) for election to the Board as Class III directors at the 2007 Annual Meeting of Stockholders and to use its reasonable best efforts to elect each of the 2007 Nominees. Ms. Singer agreed that she would withdraw and terminate the Notice in connection upon the appointment of Mr. O’Donnell, Ms. Thoerle, and Mr. Kreitman to the Board. Ms. Singer also agreed to vote all of the Trust’s shares of the Issuer in favor of the 2007 Nominees at the 2007 Annual Meeting of Stockholders.

•	Until July 13, 2008 (the “Standstill Period”), Ms. Singer has agreed to vote in favor of any matter brought before a stockholder meeting held during the Standstill Period upon the recommendation of the Board by a two-thirds vote of the Board members voting unless her fiduciary duties require otherwise.

•	On May 30, 2008, Ms. Singer entered into a Stock Ownership Agreement, dated as of May 30, 2008 (the “Stock Agreement”), by and among the Issuer, the Singer Children’s Management Trust, Gary Singer and Ms. Singer which provides, on the terms and subject to the conditions set forth in the Stock Agreement, for a waiver of the applicability of the provisions of Section 203 (“Section 203”) of the Delaware General Corporation Law.

•	Pursuant to the terms of the Stock Agreement, the Board of Directors of the Issuer approved, for purposes of Section 203, the purchase by the Trust of up to eighteen percent of the outstanding voting stock of the Issuer through open market purchases, privately negotiation transactions or otherwise.

•	The Stock Agreement also provides that if, at any time during the three year period from the date of the Stock Agreement, Ms. Singer, Gary Singer or the Singer Children’s Management Trust (collectively, the “Singer Entities”) becomes the owner of eighteen percent or more of the outstanding voting stock of the Issuer, the Singer Entities will not be able to engage in any “business combination” (as defined in Section 203) with the Issuer for a period of three years following the date on which the Singer Entities became the owner of eighteen percent or more of the outstanding voting stock of the Issuer. The above summary of the Stock Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Agreement.
     The purpose of this Amendment is to report that, since the filing of Amendment No. 10 to the Statement, dated August 19, 2008 (“Amendment No. 10”), the Singer Children’s Management Trust has requested, pursuant to that certain letter to the Chairman of the Board of the Company, dated September 3, 2008, a copy of which has been filed as Exhibit 99.3 to this Schedule 13D, that the Board of Directors of the Issuer approve the elimination of the stock ownership restrictions contained in the Stock Agreement. This request is being made so that, notwithstanding the fact that the Singer Entities may, together with their Affiliates and Associates, acquire ownership of 18% or more of the Issuer’s outstanding voting stock, the Singer Entities and such Affiliates and Associates will be able, for purposes of Section 203(a)(1) of the Delaware General Corporate Law, to engage in any business combination with the Issuer at any time during the three-year period after the date on which the Singer Entities and such Affiliates and Associates acquire such ownership.
     Ms. Singer reserves the right, subject to the terms of the Standstill Agreement and the Stock Agreement, to take any and all actions permitted by applicable law that she may deem appropriate to maximize the value of her investments in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.
Item 5. Interest in Securities of the Issuer.

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Items 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Ms. Singer is the beneficial owner of 4,087,673 shares of common stock of the Issuer as trustee of the Trust, comprising approximately 17.0% of the outstanding shares of common stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of common stock of the Issuer reported on this Schedule 13D.
     (c) Ms. Singer has effected the following transactions in shares of common stock of the Issuer on the open market since the filing of Amendment No. 10:

Transaction	Trade date	No. of Shares	Price/share
Purchase	8/28/2008	57,400	3.55
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits

Exhibit

99.1 —	Standstill Agreement, dated as of July 13, 2007 by and between Arbinet-thexchange, Inc. and the Singer Children’s Family Trust, Karen Singer, and Gary Singer. (Filed as Exhibit 99.1 to Schedule 13D by the Reporting Person with the Securities and Exchange Commission on July 23, 2007 and incorporated herein by reference).

99.2 —	Stock Ownership Agreement, dated as of May 30, 3008, among Arbinet-thexchange, Inc., and the Singer Children’s Management Trust, Gary Singer and Karen Singer. (Filed as Exhibit 10.1 to Form 8-K by Arbinet-thexchange, Inc. with the SEC on June 10, 2008 and incorporated herein by reference).

99.3 —	Letter, dated September 3, 2008 by Singer Children’s Management Trust to the Chairman of the Board of the Issuer.

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SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: September 5, 2008

/s/ Karen Singer
Karen Singer

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